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Date: December 20, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
701 First St. NE
Washington, DC 20549

Attn: Angela J. Crane
      Accounting Branch Chief

Re: Environmental Tectonics Corporation
    Form 10-K/A for the fiscal year ended February 25, 2005
    Filed May 26, 2005
    File No. 1-10655

Dear Ms. Crane:

   On behalf of Environmental Tectonics Corporation, this letter is in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission that were contained in your letter of December 7, 2005 with respect to Environmental Tectonics Corporation's Annual Report on Form 10-K/A for the fiscal year ended February 25, 2005. For your convenience, Environmental Tectonics Corporation's responses are keyed to the SEC's comments.

Form 10-K/A for the period ending February 25, 2005
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Management Discussion and Analysis, page 2
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Liquidity and Capital Resources, page 12
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1. SEC Comment: "Revise future filings to define the financial ratios and minimum net worth requirements required in your financial covenants. Explain what would happen if you were unable to obtain a waiver or an amendment from your lender on reasonable terms and the kind of interest rate increases that could be imposed."

    Company Response: We agree with the SEC's comment. Beginning with the Form 10-Q for the fiscal quarter ended November 25, 2005, which is required to be filed on January 9, 2006, we will revise our disclosure to include (i) a detailed explanation of the financial ratios and minimum net worth requirements included in our debt agreements, and (ii) the consequences if we did not meet the requirements set forth in our debt agreements and were unsuccessful in obtaining a waiver with respect to non-compliance with these covenants and/or an amendment to our agreements. These consequences could include our inability to access funds under such agreements and our being subject to various penalties and other obligations to our lenders based on such defaults. Under a default, the interest rate on any applicable outstanding loan amounts would increase by three percentage points.

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Balance Sheet, page 19
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2. SEC Comment: "We note that on page 23 of your footnotes that all the remaining claims revenue may not be received during fiscal 2006. Please tell us why none of your accounts receivables are classified as non-current assets on your balance sheet. Explain the classification for all periods presented."

    Company Response: Under accounting principles generally accepted in the United States of America (Accounting Research Bulletin No. 43, Chapter 3, Section A, paragraph 4), "...the term current assets is used to designate cash and other assets or resources commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business." Reg. 210.5-02 of Regulation S-X, under Assets and Other Debits, Section 3(c)(4), requires that billed or unbilled amounts representing claims be identified and that the filer should "state the amounts included in each item which are expected to be collected after one year." Statement of Position No. 81-1 issued by the Accounting Standards Division of the American Institute of Certified Public Accountants outlines the accepted accounting principles on the recognition of claims revenue but is silent on the classification of resulting claim receivables.
      We have a long and successful history of preparing, recording, filing and litigating contract claims both with the U.S. Government and foreign governments. In our experience, we have found that it is equally probable that resolution and collection of outstanding claims can occur either during or after the twelve month (i.e., current) period following the fiscal period(s) in which they are recorded. Although initially related to the status and timing of first the claims process and second any formal litigation with respect to the claim, the ultimate resolution of claim issues often reflects seemingly non-contractual-related events (e.g., change of personnel, government settlement initiatives, funds availability, etc.) and can happen at any stage of the process.


Statement of Operations, Page 20

3. SEC Comment: "We note on page 12 of your MD&A that interest expense includes insurance proceeds for a stolen simulator. Generally, we would expect to see insurance proceeds for the loss of an operating asset to be recorded in operations. Please tell us why the current classification as an offset to interest expense is appropriate. Also, explain where these proceeds are recorded in your statement of cash flows."

    Company Response: Although discussed in the MD&A under the paragraph labeled "Interest Expense", the insurance proceeds are actually recorded in the Consolidated Statement of Operations under the section entitled "Other expenses" and the classification entitled "Other, net". The proceeds are not included in interest expense, net, on the Consolidated Statement of Operations. We also note that the amount recorded is that amount which was received in excess of the carrying value of the stolen simulator.

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    The rationale for recording the net insurance proceeds in the Other, net, classification is that these amounts in excess of the carrying value of the asset are considered non-operating income and therefore not appropriate to be included as part of operating income.
   With respect to the Consolidated Statements of Cash Flows, the carrying cost of the simulator was being recorded in inventory, so the transaction would been included in two line items: 1. as a reduction of inventory, and 2. as cash flow from net income.

    Management of Environmental Tectonics Corporation understands that they are responsible for the adequacy and accuracy of the disclosures in its public filings. Management of Environmental Tectonics Corporation also understands that any comments by the staff or any changes in Environmental Tectonics Corporation's disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and that Environmental Tectonics Corporation may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After your review of our responses, please feel free to contact me directly at 215-355-9100 (ext 1203) should additional information be required.

Sincerely,


Duane D. Deaner
Chief Financial Officer
Environmental Tectonics Corporation